UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )1

FREYR Battery, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

35834F104

(CUSIP Number)

Todd J. Kantor

Encompass Capital Advisors LLC

200 Park Avenue, 16th Floor

New York, New York 10166

(646) 351-8450

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 18, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 35834F104

1	NAME OF REPORTING PERSON

Encompass Capital Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,818,733[1]
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

13,818,733[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,818,733[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%[1]
14	TYPE OF REPORTING PERSON

OO, IA

(1)	Includes (a) 13,463,268 shares of the Issuer’s common stock, par value $0.01 per share (“Common Stock”), and (b) 355,465 warrants, which are exercisable into shares of Common Stock.

CUSIP No. 35834F104

1	NAME OF REPORTING PERSON

Encompass Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,599,716[1]
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

9,599,716[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,599,716[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%[1]
14	TYPE OF REPORTING PERSON

OO

(1)	Includes (a) 9,247,785 shares of Common Stock and (b) 351,931 warrants, which are exercisable into shares of Common Stock.

CUSIP No. 35834F104

1	NAME OF REPORTING PERSON

Todd J. Kantor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,818,733[1]
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

13,818,733[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,818,733[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%[1]
14	TYPE OF REPORTING PERSON

IN, HC

(1)	Includes (a) 13,463,268 shares of Common Stock and (b) 355,465 warrants, which are exercisable into shares of Common Stock. Mr. Kantor is the managing member of each of Encompass Capital Advisors LLC and Encompass Capital Partners LLC. Mr. Kantor disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.

CUSIP No. 35834F104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value (the “Shares”), of FREYR Battery, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6&8 East Court Square, Suite 300, Newnan, Georgia 30263.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i)	Encompass Capital Advisors LLC (“ECA”), as an investment manager;

(ii)	Encompass Capital Partners LLC (“ECP”), as the general partner of certain investment partnerships; and

(iii)	Todd J. Kantor (“Mr. Kantor”), in his individual capacity and as the managing member of each of ECA and ECP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of ECA is 200 Park Avenue, 16th Floor, New York, New York 10166. The business address of each of ECP and Mr. Kantor is c/o Encompass Capital Advisors LLC, 200 Park Avenue, 16th Floor, New York, New York 10166.

(c) The principal business of ECA is serving as an investment manager. The principal business of ECP is serving as the general partner of certain investment partnerships. The principal occupation of Mr. Kantor is serving as the managing member of each of ECA and ECP.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of ECA and ECP are Delaware limited liability companies. Mr. Kantor is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares and warrants exercisable into Shares beneficially owned as reported herein were purchased with investment capital in open market purchases and private transactions. The aggregate purchase price of the 13,463,268 Shares and the 355,465 warrants is approximately $101,357,538.

CUSIP No. 35834F104

Beneficial ownership of certain Shares was acquired upon the exchange of certain preferred stock in connection with the merger of FREYR AS with Alussa Energy Acquisition Corp. that closed on July 9, 2021.

Item 4.	Purpose of Transaction.

Effective April 18, 2024, Mr. Kantor was appointed to the Issuer’s Board of Directors.

The Reporting Persons acquired the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase, decrease or hedge their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, including through swaps and other derivative instruments, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, and the Issuer’s Board of Directors’ requests of Mr. Kantor, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, or changing their intentions with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 139,705,234 shares of Common Stock outstanding, which is the total number of Shares outstanding as of February 23, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on February 29, 2024.

The ownership of each Reporting Person in this Item 5 includes the Shares issuable upon the exercise of warrants that are exercisable within 60 days.

1.	ECA
(a)	Amount beneficially owned: 13,818,733 Shares

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,818,733
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,818,733

CUSIP No. 35834F104

(c)	ECA has not entered into any transactions in Shares during the past sixty days.

2.	ECP
(a)	Amount beneficially owned: 9,599,716 Shares

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,599,716
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,599,716

(c)	ECP has not entered into any transactions in Shares during the past sixty days.

3.	Mr. Kantor
(a)	Amount beneficially owned: 13,818,733 Shares

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,818,733
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,818,733

(c)	Mr. Kantor has not entered into any transactions in Shares during the past sixty days.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and, accordingly, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. However, each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Economic exposure to the Shares is also held through certain cash-settled total return swap agreements with Morgan Stanley Capital Services LLC (“MSCS”) as the counterparty (the “Swap Agreements”). The swaps with MSCS constitute economic exposure to an aggregate of 10,060,113 notional Shares, which includes exposure to 9,236,836 warrants that are exercisable into Shares, of which (i) 48,863 notional Shares and 626,541 warrants that are exercisable into Shares that have a maturity date of November 19, 2024, (ii) 376,814 notional Shares and 3,580,666 warrants that are exercisable into Shares that have a maturity date of April 1, 2025, (iii) 115,474 notional Shares and 1,308,321 warrants that are exercisable into Shares that have a maturity date of September 24, 2025, and (iv) 282,126 notional Shares and 3,721,308 warrants that are exercisable into Shares that have a maturity date of January 22, 2026. The Swap Agreements provide economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, the Reporting Persons have economic exposure to an aggregate of 23,878,846 Shares. The Reporting Persons disclaim beneficial ownership of the Subject Shares.

CUSIP No. 35834F104

In addition, the Reporting Persons have an aggregate economic interest in Shares beneficially owned by Alussa Energy Sponsor LLC. However, the Reporting Persons do not have voting power or dispositive power over such Shares beneficially owned by Alussa Energy Sponsor LLC. The Reporting Persons disclaim the formation of a group with Alussa Energy Sponsor LLC and of any shared beneficial ownership of the Shares.

On April 22, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among the Reporting Persons, dated April 22, 2024.

CUSIP No. 35834F104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2024

ENCOMPASS CAPITAL ADVISORS LLC

By:	/s/ Todd J. Kantor
	Name:	Todd J. Kantor
	Title:	Managing Member

ENCOMPASS CAPITAL PARTNERS LLC

By:	/s/ Todd J. Kantor
	Name:	Todd J. Kantor
	Title:	Managing Member

/s/ Todd J. Kantor
TODD J. KANTOR